Mail Stop 3561

								August 11, 2005

Mr. Charles D. Newman, CEO
Sonoma College, Inc.
1304 South Pointe Blvd., Suite 280
Petaluma, CA 94954

Re:	Sonoma College, Inc.
Registration Statement on Form SB-2
      Amendment No. 4 filed July 21, 2005
File No. 333-120671

Dear Mr. Newman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the EDGAR marked copy.

General

1. We note your response to our prior comment one. We also note you are registering approximately 19.4% of the outstanding shares and that the officers, directors and affiliates are selling approximately
16.7% of the outstanding shares in the offering. It continues to appear that this offering by these selling shareholders is being made
"by or on behalf of" the issuer. Since the issuer does not qualify to conduct an "at the market" offering under Rule 415(a)(4), revise your registration statement to price all securities offered in this prospectus for the duration of the offering, and indicate this specific price where appropriate in the prospectus or provide further support for your position that the offering is not "by or on behalf of" the issuer.

Cover Page

2. We reissue our prior comment two. Revise to indicate the duration of the offering by the officers, directors and affiliates of the company.

Risk Factors, page 4

3. Please revise risk factor five to explain how your enrollment growth would be affected.

Plan of Distribution, page 16

4. We note your statement that "the selling shareholders have not informed us of how they plan to sell their shares." Item 507 requires the company to indicate the plan of distribution for the securities. Please revise to delete the noted statement.

Security Ownership of Certain Beneficial Owners and Management,
page
20

5. We note your response to comment 13. Please revise to provide an address for Harvey Newman given he is not an officer or director of the company.

Management`s Discussion and Analysis of Financial Condition on
Plan
of Operation, page 42

6. As part of your discussion on page 44, we noted you disclosed a total of $210,000 in invoiced gross tuition and fees from the Casa Loma program for the nine months ended March 31, 2005. This is not consistent with your similar disclosures of $168,000 on pages 26 and
F-33. Please revise your filing to consistently provide the amount of invoiced gross tuition and fees related to the Casa Loma program.

Liquidity and Capital Resources, 51

7. Indicate how long your current capital will satisfy your cash requirements.

Executive Compensation, page 57

8. Please revise your Summary Compensation Table to include the fiscal year ended June 30, 2005. Also update your other disclosures in this section through the fiscal year ended June 30, 2005.

9. Revise the first paragraph to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the company`s named executive officers.





10. Please clarify your statement that "as of July 15, 2005, only one of our executive officers is currently earning compensation, Technology Exchange, Inc. wholly owned by Joseph S. Keats, is currently earning $10,000 per month for the services of Mr. Keats."
We note footnote 1 to the Summary Compensation Table.

11. We note your response to comment 30. We also note your statement that "no individual exercises of stock options have been made by any executive officer or any director during our fiscal year ended June
31, 2005." Please note that Item 402(d) also requires disclosure of fiscal year end option/SAR values. Please revise as appropriate.

12. Please add a footnote to the Options/SAR Grants in the Last
Fiscal Year table to indicate when the options are exercisable.

13. We note your response to comment 31. Revise to provide the disclosure required by Item 402(f) of Regulation S-B.

Part II

Recent Sales of Unregistered Securities

14. We note your response to comment 34 and that you claim Section 4(2) as an exemption from registration. Revise your disclosure for these issuances, and the other issuance noted in this section, to describe the facts that you relied upon to make the exemption available. See Item 701(d) of Regulation S-B.

15. We note your response to comment 35. As previously noted, the filing of the company`s registration statement on November 22, 2004 constitutes a general solicitation of the common stock. See the Division of Corporation Finance letter to the Board of Governors of the Federal Reserve System dated March 23, 1984. Section 4(2) does not provide for any form of general solicitation or advertising. Advise us of the legal basis for your claimed Section 4(2) exemption for the issuance of these securities. We may have further comment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 or Terence
O`Brien
at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

								Sincerely,



      John Reynolds
      Assistant Director

cc:	Stephen J. Czarnik
	Fax (212) 937-3870

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Charles D. Newman
Sonoma College, Inc.
August 11, 2005
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